Exhibit 99.1

TELESAT HOLDINGS INC.

Quarterly Report

For the Three and Nine Month Periods Ended September 30, 2015

i

PART I. FINANCIAL INFORMATION

Item 1. Financial Statements

Telesat Holdings Inc.

Condensed Consolidated Statements of (Loss) Income
For the period ended September 30

		Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	Notes	2015	2014	2015	2014
Revenue	5	$242,220	$227,797	$698,219	$695,396
Operating expenses	6	(44,189)	(49,054)	(132,936)	(141,853)
		198,031	178,743	565,283	553,543
Depreciation		(51,585)	(54,038)	(155,630)	(162,319)
Amortization		(6,908)	(7,686)	(21,002)	(23,157)
Other operating losses		(9)	(178)	(35)	(246)
Operating income		139,529	116,841	388,616	367,821
Interest expense	7	(46,317)	(53,026)	(136,519)	(160,061)
Interest and other income		1,097	908	2,794	3,278
(Loss) gain on changes in fair value of financial instruments		(6,174)	36,420	(13,986)	24,048
Loss on foreign exchange		(207,373)	(123,571)	(414,651)	(139,433)
(Loss) income before tax		(119,238)	(22,428)	(173,746)	95,653
Tax expense	8	(20,160)	(18,764)	(63,710)	(56,816)
Net (loss) income		$(139,398)	$(41,192)	$(237,456)	$38,837

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Comprehensive (Loss) Income
For the period ended September 30

	Three months		Nine months
(in thousands of Canadian dollars) (unaudited)	2015	2014	2015	2014
Net (loss) income	$(139,398)	$(41,192)	$(237,456)	$38,837
Other comprehensive income (loss)
Items that may be reclassified into income or loss
Foreign currency translation adjustments	25,305	(6,493)	27,780	(866)
Other comprehensive income (loss)	25,305	(6,493)	27,780	(866)
Total comprehensive (loss) income	$(114,093)	$(47,685)	$(209,676)	$37,971

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Changes in Shareholders' Equity

(in thousands of Canadian dollars) (unaudited)	Common shares	Preferred shares	Total share capital	Accumulated earnings	Equity-settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total shareholders' equity
Balance at January 1, 2014	$340,602	$316,058	$656,660	$456,013	$17,253	$(8,023)	$9,230	$1,121,903
Net income	—	—	—	38,837	—	—	—	38,837
Issuance of share capital	—	109	109	—	—	—	—	109
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Other comprehensive loss, net of tax recovery of $nil	—	—	—	—	—	(866)	(866)	(866)
Share-based compensation	—	—	—	—	8,274	—	8,274	8,274
Balance at September 30, 2014	$340,602	$316,167	$656,769	$494,840	$25,527	$(8,889)	$16,638	$1,168,247
Balance at October 1, 2014	$340,602	$316,167	$656,769	$494,840	$25,527	$(8,889)	$16,638	$1,168,247
Net loss	—	—	—	(25,633)	—	—	—	(25,633)
Issuance of share capital	—	105	105	—	—	—	—	105
Dividends declared on preferred shares	—	—	—	(10)	—	—	—	(10)
Other comprehensive loss, net of tax recovery of $5,777	—	—	—	(17,569)	—	4,659	4,659	(12,910)
Share-based compensation	—	—	—	—	1,369	—	1,369	1,369
Balance at December 31, 2014	$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Balance at January 1, 2015	$340,602	$316,272	$656,874	$451,628	$26,896	$(4,230)	$22,666	$1,131,168
Net loss	—	—	—	(237,456)	—	—	—	(237,456)
Other comprehensive income, net of tax of $nil	—	—	—	—	—	27,780	27,780	27,780
Share-based compensation	—	—	—	—	3,877	—	3,877	3,877
Balance at September 30, 2015	$340,602	$316,272	$656,874	$214,172	$30,773	$23,550	$54,323	$925,369

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)	Notes	September 30, 2015	December 31, 2014
Assets
Cash and cash equivalents		$720,170	$497,356
Trade and other receivables		45,041	49,534
Other current financial assets		1,165	765
Prepaid expenses and other current assets		18,451	17,202
Total current assets		784,827	564,857
Satellites, property and other equipment	5, 9	1,789,217	1,861,015
Deferred tax assets		7,307	3,183
Other long-term financial assets	5	28,797	38,442
Other long-term assets	5	12,863	3,170
Intangible assets	5	816,508	820,572
Goodwill		2,446,603	2,446,603
Total assets		$5,886,122	$5,737,842
Liabilities
Trade and other payables		$18,520	$36,714
Other current financial liabilities		58,383	35,633
Other current liabilities		81,643	124,145
Current indebtedness	10	80,271	58,822
Total current liabilities		238,817	255,314
Long-term indebtedness	10	3,861,650	3,486,857
Deferred tax liabilities		471,480	484,758
Other long-term financial liabilities		79,077	60,753
Other long-term liabilities		309,729	318,992
Total liabilities		4,960,753	4,606,674
Shareholders' Equity
Share capital		656,874	656,874
Accumulated earnings		214,172	451,628
Reserves		54,323	22,666
Total shareholders' equity		925,369	1,131,168
Total liabilities and shareholders' equity		$5,886,122	$5,737,842

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Condensed Consolidated Statements of Cash Flows
For the nine months ended September 30

(in thousands of Canadian dollars) (unaudited)	Notes	2015	2014
			Restated (Note 3)
Cash flows from operating activities
Net (loss) income		$(237,456)	$38,837
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation		155,630	162,319
Amortization		21,002	23,157
Tax expense	8	63,710	56,816
Interest expense	7	136,519	160,061
Interest income		(2,835)	(2,142)
Loss on foreign exchange		414,651	139,433
Loss (gain) on changes in fair value of financial instruments		13,986	(24,048)
Share-based compensation		3,877	8,280
Loss on disposal of assets		35	246
Other		(29,099)	(39,265)
Income taxes paid, net of income taxes received	14	(125,693)	(69,043)
Interest paid, net of capitalized interest and interest received	14	(103,516)	(132,136)
Operating assets and liabilities	14	10,160	(11,024)
Net cash from operating activities		$320,971	$311,491
Cash flows used in investing activities
Satellite programs, including capitalized interest		$(64,445)	$(57,336)
Purchase of other property and equipment		(7,040)	(7,741)
Purchase of intangible assets		(5)	(75)
Proceeds from sale of assets		—	311
Net cash used in investing activities		$(71,490)	$(64,841)
Cash flows used in financing activities
Repayment of indebtedness		$(55,182)	$(52,860)
Proceeds from exercise of stock options		—	103
Settlement of derivatives		—	(542)
Dividends paid on preferred shares		—	(10)
Satellite performance incentive payments		(4,916)	(3,734)
Net cash used in financing activities		$(60,098)	$(57,043)
Effect of changes in exchange rates on cash and cash equivalents		$33,431	$10,121
Increase in cash and cash equivalents		$222,814	$199,728
Cash and cash equivalents, beginning of period		497,356	298,713
Cash and cash equivalents, end of period	14	$720,170	$498,441

See accompanying notes to the condensed consolidated interim financial statements

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

1. BACKGROUND OF THE COMPANY

Telesat Holdings Inc. (the “Company” or “Telesat”) is a Canadian corporation. Telesat is a leading global satellite operator providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. The fleet today consists of 14 satellites and the Canadian payload on ViaSat-1 with another satellite under construction. Telesat also manages the operations of additional satellites for third parties. Telesat is headquartered in Ottawa at 1601 Telesat Court, Ontario, Canada, K1B 5P4, with offices and facilities around the world.

As at September 30, 2015, Loral Space and Communications Inc. (“Loral”) and Canada’s Public Sector Pension Investment Board (“PSP Investments”) indirectly held economic interests in Telesat of approximately 63% and 35%, respectively, with the remaining 2% economic interest held by various individuals. Loral indirectly held a voting interest of 33% on all matters including the election of directors. PSP Investments indirectly held a voting interest of 67% on all matters except for the election of directors, and a 29% voting interest for the election of directors. The remaining voting interest of 38% for the election of directors is held by shareholders of the Company’s Director Voting Preferred Shares.

Unless the context states or requires otherwise, references herein to the “consolidated financial statements” or the “financial statements” or similar terms refer to the unaudited condensed consolidated interim financial statements of Telesat.

On October 28, 2015, these unaudited condensed consolidated interim financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

These financial statements represent the interim financial statements of the Company and its subsidiaries, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting.

These financial statements should be read in conjunction with the December 31, 2014 consolidated financial statements. The financial statements use the same basis of presentation and significant accounting policies as outlined in Notes 2 and 4 of the consolidated financial statements for the year ended December 31, 2014 with the exception of those outlined in the change in accounting policies in Note 3 below. The results of operations for the three and nine months ended September 30, 2015 and 2014 are not necessarily indicative of the results that may be expected for a full fiscal year.

Basis of Consolidation

These consolidated financial statements include the results of the Company and subsidiaries controlled by the Company. Control is achieved when the Company has power over an entity, has exposure, or rights to variable returns from its involvement with an entity, and has the ability to use the power over an entity to affect the amount of its return.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

3. CHANGE IN ACCOUNTING POLICIES

IAS 1, Presentation of the Consolidated Statements of Cash Flows

In Note 3 of the consolidated financial statements for the year ended December 31, 2014, the Company changed its presentation on the statements of cash flows for tax expense, unrealized foreign exchange loss and the settlement of derivatives.

In 2015, the Company also changed its presentation of the loss on foreign exchange. The total loss on foreign exchange has been included as an adjustment to reconcile net (loss) income to cash flows from operating activities and the realized portion of the loss on foreign exchange has been included in the respective component of cash flows from operating assets and liabilities.

The changes have resulted in the following reclassifications on the condensed consolidated statements of cash flows.

Nine months ended September 30, 2014
Net cash from operating activities	$(9,883)
Net cash used in investing activities	$(542)
Effect of changes in exchange rates on cash and cash equivalents	$10,425

4. SIGNIFICANT ACCOUNTING POLICIES

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new accounting standards. The new standards determined to be applicable to the Company are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. Companies can elect to use either a full or modified retrospective approach when adopting this standard which is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 15 on its consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

4. SIGNIFICANT ACCOUNTING POLICIES  – (continued)

measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39.

The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

5. SEGMENT INFORMATION

Telesat operates in a single reportable industry segment, in which it provides satellite-based services to its broadcast, enterprise and consulting customers around the world.

The Company derives revenue from the following services:

•	Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.
•	Enterprise — Telecommunication carrier, government, two-way internet, resource, maritime and aeronautical, retail, and satellite operator services.
•	Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Revenue derived from the above services were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Broadcast	$122,884	$116,559	$365,174	$350,825
Enterprise	113,762	105,969	315,048	327,110
Consulting and other	5,574	5,269	17,997	17,461
Revenue	$242,220	$227,797	$698,219	$695,396

Geographic Information

Revenue by geographic regions was based on the point of origin of the revenue (destination of the billing invoice), and was allocated as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Canada	$108,096	$110,509	$319,251	$326,164
United States	81,919	74,133	237,229	220,745
Latin America & Caribbean	21,444	20,893	64,965	62,893
Europe, Middle East & Africa	24,025	16,322	57,654	67,499
Asia & Australia	6,736	5,940	19,120	18,095
Revenue	$242,220	$227,797	$698,219	$695,396

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

5. SEGMENT INFORMATION  – (continued)

The Company’s satellites are in geosynchronous orbit. For disclosure purposes, the satellites have been classified based on ownership. Satellites, property and other equipment and intangible assets by geographic regions were allocated as follows with the comparative figures being restated to conform with the geographic regions disclosed in the current period:

As at	September 30, 2015	December 31, 2014
Canada	$1,351,149	$1,479,557
Europe, Middle East & Africa	267,698	193,095
United States	166,796	184,419
All others	3,574	3,944
Satellites, property and other equipment	$1,789,217	$1,861,015

As at	September 30, 2015	December 31, 2014
Canada	$761,908	$770,816
United States	42,772	37,174
All others	11,828	12,582
Intangible assets	$816,508	$820,572

Other long-term financial assets and other long-term assets by geographic region were allocated as follows:

As at	September 30, 2015	December 31, 2014
Canada	$26,924	$36,509
All others	1,873	1,933
Other long-term financial assets	$28,797	$38,442

As at	September 30, 2015	December 31, 2014
Canada	$12,832	$3,108
All others	31	62
Other long-term assets	$12,863	$3,170

Goodwill was not allocated to geographic regions.

Major Customers

For the three months and nine months ended September 30, 2015, there were three significant customers each representing more than 10% of consolidated revenue (September 30, 2014 — three customers).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

6. OPERATING EXPENSES

The Company’s operating expenses were comprised of the following:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Compensation and employee benefits(a)	$15,086	$17,931	$49,996	$54,340
Other operating expenses(b)	10,186	11,448	30,396	31,926
Cost of sales(c)	18,917	19,675	52,544	55,587
Operating expenses	$44,189	$49,054	$132,936	$141,853

(a)	Compensation and employee benefits include salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.
(b)	Other operating expenses include general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs.
(c)	Cost of sales includes the cost of third-party capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

7. INTEREST EXPENSE

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Interest on indebtedness	$46,352	$41,339	$135,604	$124,459
Interest on derivative instruments	851	11,682	2,731	34,523
Interest on performance incentive payments	1,087	1,010	3,216	3,088
Interest on employee benefit plans	495	294	1,480	883
Capitalized interest	(2,468)	(1,299)	(6,512)	(2,892)
Interest expense	$46,317	$53,026	$136,519	$160,061

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

8. INCOME TAXES

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Current tax expense	$30,599	$20,529	$80,918	$62,929
Deferred tax recovery	(10,439)	(1,765)	(17,208)	(6,113)
Tax expense	$20,160	$18,764	$63,710	$56,816

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
(Loss) income before tax	$(119,238)	$(22,428)	$(173,746)	$95,653
Multiplied by the statutory income tax rates	26.59%	26.48%	26.59%	26.48%
	(31,705)	(5,939)	(46,199)	25,329
Income tax recorded at rates different from the Canadian tax rate	(1,097)	105	(979)	(795)
Permanent differences	28,331	13,810	58,123	24,882
Effect on deferred tax balances due to changes in income tax rates	—	—	2,936	(713)
Effect of temporary differences not recognized as deferred tax assets	27,339	11,871	52,969	8,932
Previously unrecognized tax losses and credits	(2,789)	—	(2,789)	—
Other	81	(1,083)	(351)	(819)
Tax expense	$20,160	$18,764	$63,710	$56,816
Effective income tax rate	(16.91)%	(83.66)%	(36.67)%	59.40%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the nine months ended September 30, 2015, the Company had satellite, property and other equipment additions of $56.7 million (September 30, 2014 — $75.1 million) with substantially all of the asset additions related to the Telstar 12 VANTAGE satellite which is expected to be launched in the fourth quarter of 2015 (September 30, 2014 — Telstar 12 VANTAGE satellite).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

10. INDEBTEDNESS

As at	September 30, 2015	December 31, 2014
Senior Secured Credit Facilities
Revolving Credit Facility	$—	$—
Term Loan A	387,500	425,000
Term Loan B – U.S. Facility (September 30, 2015 – USD $1,702,106, December 31, 2014 – USD $1,715,199)	2,266,014	1,993,233
Term Loan B – Canadian Facility	136,500	137,550
6.0% Senior Notes (USD $900,000)	1,198,170	1,045,890
	3,988,184	3,601,673
Less: deferred financing costs, interest rate floors, prepayment option and premiums	(46,263)	(55,994)
	3,941,921	3,545,679
Less: current indebtedness	(80,271)	(58,822)
Long-term indebtedness	$3,861,650	$3,486,857

11. CAPITAL DISCLOSURES

The Senior Secured Credit Facilities are secured by substantially all of the Company’s assets, excluding the assets of non-restricted subsidiaries. Under the terms of the Senior Secured Credit Facilities, Telesat Canada and certain of Telesat’s existing subsidiaries (the “Guarantors”) are required to comply with a senior secured leverage ratio covenant. The covenant is based on the ratio of Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) for covenant purposes. As at September 30, 2015, the Consolidated Total Secured Debt to Consolidated EBITDA ratio was 3.71:1.00, which was less than the maximum test ratio of 5.25:1.00.

The Company’s operating results are tracked against budget on a monthly basis, and this analysis is reviewed by senior management. The Company partly manages its interest rate risk due to variable interest rate debt through the use of interest rate swaps (Note 12).

12. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at September 30, 2015.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. At September 30, 2015, the maximum exposure to credit risk is equal to the carrying value of the financial assets, $795.2 million (December 31, 2014 — $586.1 million).

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

The Company has entered into various cross-currency basis swaps, forward foreign exchange contracts and interest rate swaps. The Company mitigates the credit risk associated with these swaps by entering into them with only high quality financial institutions.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The cross-currency basis swaps, forward foreign exchange contract and three of the interest rate swaps were settled on October 31, 2014 with an additional interest rate swap settled on June 30, 2015.

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks. The Company’s standard payment terms are 30 days. Interest at a rate of 1.5% per month, compounded monthly, is typically charged on balances remaining unpaid at the end of the standard payment terms. The Company’s historical experience with customer defaults has been minimal. As a result, the Company considers the credit quality of its North American customers to be high; however, due to the additional complexities of collecting from its International customers, the Company considers the credit quality of its International customers to be lower than its North American customers. At September 30, 2015, North American and International customers made up 44% and 56% of the outstanding trade receivable balance, respectively (December 31, 2014 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts at September 30, 2015 was $3.6 million (December 31, 2014 — $4.0 million).

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated debt. At September 30, 2015, $3,464.2 million of the $3,988.2 million total debt (December 31, 2014 —  $3,039.1 million of the $3,601.7 million) was the Canadian dollar equivalent of the U.S. dollar portion of the debt (before netting deferred financing costs, premiums, interest rate floors and prepayment option).

In 2007, the Company entered into cross-currency basis swaps to hedge the foreign currency risk on a portion of its U.S. dollar denominated debt. These cross-currency basis swaps matured on October 31, 2014.

In September 2014, the Company entered into a forward foreign exchange contract to fix the exchange rate on the cross-currency basis swaps to be settled on October 31, 2014. This forward foreign exchange contract matured on October 31, 2014.

At September 30, 2015, the impact of a 5 percent increase (decrease) in the value of the Canadian dollar against the U.S. dollar on financial assets and liabilities would have decreased (increased) net loss by $153.9 million and increased (decreased) other comprehensive income by $2.6 million. This analysis assumes that all other variables, in particular interest rates, remain constant.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

Interest rate risk

The Company is exposed to interest rate risk on cash and cash equivalents and long-term debt. The interest rate risk on the long-term debt is from a portion of the debt having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive. The Company has entered into interest rate swaps to hedge the interest rate risk associated with the variable interest rates on a portion of the long-term debt. As at September 30, 2015, the Company had one interest rate swap to fix interest on $250.0 million of debt at a fixed rate, excluding applicable margin, of 1.62% and one interest rate swap to fix interest on $300.0 million of U.S. denominated debt at a fixed interest rate, excluding applicable margin, of 1.46% (December 31, 2014 — two interest rate swaps to fix interest on $550.0 million of debt at a weighted average fixed rate, excluding applicable margin, of 1.53% and one interest rate swap to fix interest on $300.0 million of U.S. denominated debt at a fixed rate, excluding applicable margin, of 1.46%). These contracts mature between June 30, 2016 and September 30, 2016. As at September 30, 2015, the fair value of these derivative contracts was a liability of $3.3 million (December 31, 2014 — liability of $2.7 million).

If the interest rates on the unhedged variable rate debt changed by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase or decrease to net loss of $1.3 million and $3.5 million for the three and nine months ended September 30, 2015, respectively.

Liquidity risk

The Company maintains credit facilities to ensure it has sufficient funds available to meet current and foreseeable financial requirements.

The following were the contractual maturities of financial liabilities as at September 30, 2015:

	Carrying amount	Contractual cash flows (undiscounted)	2015	2016	2017	2018	2019	Thereafter
Trade and other payables	$18,520	$18,520	$18,520	$—	$—	$—	$—	$—
Customer and other deposits	3,326	3,326	2,475	327	83	189	18	234
Deferred satellites performance incentive payments	62,616	80,205	3,442	11,055	11,058	10,954	10,991	32,705
Other financial liabilities	18,906	19,537	5,345	936	11,873	556	473	354
Indebtedness	4,015,343	4,442,288	79,873	269,768	1,643,366	108,323	2,340,958	—
Interest rate swaps	3,324	3,424	992	2,432	—	—	—	—
	$4,122,035	$4,567,300	$110,647	$284,518	$1,666,380	$120,022	$2,352,440	$33,293

The carrying values of the deferred satellites performance incentive payments and other financial liabilities included $1.2 million and $0.2 million of interest payable, respectively. In addition, the carrying value of the indebtedness included $27.2 million of interest payable.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

As at September 30, 2015	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$720,170	$—	$—	$720,170	$720,170	Level 1
Trade and other receivables	45,041	—	—	45,041	45,041	(3)
Other current financial assets	1,165	—	—	1,165	1,165	Level 1
Other long-term financial assets(1)	15,107	13,690	—	28,797	28,797	Level 1, Level 2
Trade and other payables	—	—	(18,520)	(18,520)	(18,520)	(3)
Other current financial liabilities	—	(12,924)	(45,459)	(58,383)	(60,320)	Level 2
Other long-term financial liabilities	—	(12,528)	(66,549)	(79,077)	(82,494)	Level 2
Indebtedness(2)	—	—	(3,988,184)	(3,988,184)	(3,977,416)	Level 2
	$781,483	$(11,762)	$(4,118,712)	$(3,348,991)	$(3,343,577)

As at December 31, 2014	Loans and receivables	FVTPL	Other financial liabilities	Total	Fair value	Fair value hierarchy
Cash and cash equivalents	$497,356	$—	$—	$497,356	$497,356	Level 1
Trade and other receivables	49,534	—	—	49,534	49,534	(3)
Other current financial assets	765	—	—	765	765	Level 1
Other long-term financial assets(1)	15,814	22,628	—	38,442	38,442	Level 1, Level 2
Trade and other payables	—	—	(36,714)	(36,714)	(36,714)	(3)
Other current financial liabilities	—	(11,533)	(24,100)	(35,633)	(37,675)	Level 2
Other long-term financial liabilities	—	(7,883)	(52,870)	(60,753)	(64,126)	Level 2
Indebtedness(2)	—	—	(3,601,673)	(3,601,673)	(3,590,132)	Level 2
	$563,469	$3,212	$(3,715,357)	$(3,148,676)	$(3,142,550)

(1)	The other long-term financial assets classified as fair value through profit or loss were calculated using level 2 of the fair value hierarchy. All other balances were calculated using level 1 of the fair value hierarchy.
(2)	Excludes deferred financing costs, interest rate floors, prepayment option and premiums.
(3)	Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

Assets pledged as security

The Senior Secured Credit Facilities are secured by substantially all of Telesat’s assets excluding the assets of non-restricted subsidiaries.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. Included in cash and cash equivalents are $260.3 million (December 31, 2014 — $334.4 million) of short-term investments.

The fair value of the deferred satellites performance incentive payments, included in other current and other long-term financial liabilities, was determined using a discounted cash flow methodology. These calculations are performed on a recurring basis. At September 30, 2015, the discount rate used was 4.6% (December 31, 2014 — 4.7%).

The fair value of the indebtedness was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, interest rate floors, prepayment option and premiums. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used were as follows:

	September 30, 2015	December 31, 2014
Term Loan A	99.88%	99.50%
Term Loan B – Canadian Facility	99.25%	96.75%
Term Loan B – U.S. Facility	99.03%	98.44%
6.0% Senior Notes	101.06%	102.50%

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

Fair value of derivative financial instruments

Apart from the forward foreign exchange contract, derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Interest and cross-currency basis swaps future cash flows were determined based on current yield curves and exchange rates and then discounted based on discount curves obtained from Bloomberg. The cross-currency basis swaps matured on October 31, 2014.

Prepayment option cash flows were calculated with a Bloomberg option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve obtained from Bloomberg.

Interest rate floor cash flows were calculated using the Black Scholes option valuation model in Bloomberg and discounted based on discount curves obtained from Bloomberg.

The fair value of the forward foreign exchange contract was calculated using the forward foreign exchange rate for the same transaction at the valuation date. The forward foreign exchange contract matured on October 31, 2014.

The discount rates used to discount U.S. dollar cash flows ranged from 0.19% to 1.09% (December 31, 2014 — 0.17% to 1.62%). The discount rates used to discount Canadian dollar cash flows ranged from 0.75% to 0.96% (December 31, 2014 — 1.30% to 1.70%).

The current and long-term portions of the fair value of the Company’s derivative assets and liabilities, at each balance sheet date, and the fair value hierarchy levels used to calculate those fair values were as follows:

As at September 30, 2015	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(3,324)	$—	$(3,324)	Level 2
Interest rate floors	—	(9,600)	(12,528)	(22,128)	Level 2
Prepayment option	13,690	—	—	13,690	Level 2
	$13,690	$(12,924)	$(12,528)	$(11,762)

As at December 31, 2014	Other long-term financial assets	Other current financial liabilities	Other long-term financial liabilities	Total	Fair value hierarchy
Interest rate swaps	$—	$(2,434)	$(298)	$(2,732)	Level 2
Interest rate floors	—	(9,099)	(7,585)	(16,684)	Level 2
Prepayment option	22,628	—	—	22,628	Level 2
	$22,628	$(11,533)	$(7,883)	$3,212

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

12. FINANCIAL INSTRUMENTS  – (continued)

The reconciliation of the fair value of derivative assets and liabilities was as follows:

Fair value, December 31, 2014 and January 1, 2015	$3,212
Unrealized losses on derivatives
Interest rate floors	(3,188)
Prepayment option	(10,753)
Interest rate swaps	(45)
Impact of foreign exchange	(988)
Fair value, September 30, 2015	$(11,762)

13. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of (loss) income were as follows:

Three months ended September 30,	2015		2014
	Pension	Other	Pension	Other
Operating expenses	$1,575	$124	$1,357	$244
Interest expense	$234	$261	$73	$221

Nine months ended September 30,	2015		2014
	Pension	Other	Pension	Other
Operating expenses	$4,727	$371	$4,070	$735
Interest expense	$700	$780	$221	$662

No amounts were recorded on the condensed consolidated statements of comprehensive (loss) income in the other comprehensive income (loss) for the three or nine months ended September 30, 2015 or 2014.

The balance sheet obligations were included in other long-term liabilities and distributed between pension and other post-employment benefits as follows:

As at	September 30, 2015	December 31, 2014
Pension benefits	$20,022	$21,531
Other post-employment benefits	26,504	25,248
	$46,526	$46,779

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

14. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at September 30,	2015	2014
Cash	$459,904	$73,862
Short-term investments, original maturity three months or less	260,266	424,579
Cash and cash equivalents	$720,170	$498,441

Income taxes paid, net of income taxes received was comprised of the following:

Nine months ended September 30,	2015	2014
Income taxes paid	$(129,295)	$(71,554)
Income taxes received	3,602	2,511
	$(125,693)	$(69,043)

Interest paid, net of capitalized interest and interest received was comprised of the following:

Nine months ended September 30,	2015	2014
Interest paid	$(113,294)	$(137,168)
Interest received	3,266	2,140
Capitalized interest	6,512	2,892
	$(103,516)	$(132,136)

The net change in operating assets and liabilities shown in the consolidated statements of cash flows was comprised of the following:

Nine months ended September 30,	2015	2014
		Restated (Note 3)
Trade and other receivables	$9,403	$2,362
Financial assets	121	15,144
Other assets	(13,353)	(3,862)
Trade and other payables	(5,468)	(306)
Financial liabilities	9,475	(7,475)
Other liabilities	9,982	(16,887)
	$10,160	$(11,024)

Non-cash investing activities for the nine months ended September 30, 2015 were $11,539 (September 30, 2014 — $16,456).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. COMMITMENTS AND CONTINGENT LIABILITIES

The following table is a summary of the Company’s off-balance sheet contractual obligations as at September 30, 2015:

	2015	2016	2017	2018	2019	Thereafter	Total
Operating property leases	$1,299	$6,421	$5,960	$5,540	$2,008	$2,021	$23,249
Capital commitments	102,294	258	—	—	—	—	102,552
Other operating commitments	7,298	14,958	8,181	6,782	5,238	9,417	51,874
	$110,891	$21,637	$14,141	$12,322	$7,246	$11,438	$177,675

Operating property leases consists of off-balance sheet contractual obligations for land or buildings usage, while capital commitments includes commitments for capital projects. Other operating commitments consist of third party satellite capacity arrangements as well as other commitments that are not categorized as operating property leases or capital commitments. The Company’s off-balance sheet obligations include the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2015 and 2043.

The Company has entered into a contract for the construction and launch of a satellite and other capital expenditures. The total outstanding commitments at September 30, 2015 were included in capital commitments. In addition, the satellite construction contract includes a provision for deferred satellite performance incentive payments of USD $18.0 million, which have not been included in capital commitments as they will become payable over the in-service life of the satellite only if certain conditions are met.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at September 30, 2015, customer prepayments of $334.0 million (December 31, 2014 — $339.2 million), a portion of which is refundable under certain circumstances, were reflected in other current and other long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat and Loral have entered into an indemnification agreement whereby Loral will indemnify Telesat for tax liabilities for taxation years prior to 2007 related to Loral Skynet operations. Likewise, Telesat will indemnify Loral for the settlement of tax receivables for taxation years prior to 2007.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

15. COMMITMENTS AND CONTINGENT LIABILITIES  – (continued)

Legal Proceedings

The Company frequently participates in proceedings before national telecommunications regulatory authorities. In addition, the Company may also become involved from time to time in other legal proceedings arising in the normal course of its business.

The Company is subject to audits by taxing authorities in the various jurisdictions in which it operates. In 2015, the Company was re-assessed by Canadian taxing authorities for income taxes and interest of approximately $16.5 million relating to the deductibility of certain expenses for the 2007 tax year and the Company is challenging these re-assessments. The Company believes the likelihood of an unfavorable outcome in these disputes is remote, and as such, no reserve has been established.

Other than the legal proceedings disclosed in Note 31 of the Company’s December 31, 2014 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as of the date hereof by or against it or relating to its business, which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

16. RELATED PARTY TRANSACTIONS

The Company’s immediate shareholders are Red Isle Private Investment Inc. (“Red Isle”), a company incorporated in Canada, Loral Holdings Corporation (“Loral Holdings”), a company incorporated in the United States and various individuals. Red Isle is wholly-owned by PSP Investments, a Canadian Crown corporation. Loral Holdings is a wholly-owned subsidiary of Loral, a United States publicly listed company.

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communication equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Compensation of executives and Board level directors

Compensation of the Company’s executives and Board level directors consists of short-term benefits (including salaries), special payments, post-employment benefits and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Key Management Personnel — Stock Options

The Board has authorized the grant of stock options to certain key management personnel pursuant to the stock incentive plans.

The expense for the three months ended September 30, 2015 in connection with these grants was offset by an expense reversal for unvested options resulting in a net expense of $nil being recorded for the period (September 30, 2014 — $2.4 million). An expense of $3.4 million was recorded in the nine months ended September 30, 2015 in connection with these stock option grants (September 30, 2014 — $7.6 million).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

16. RELATED PARTY TRANSACTIONS  – (continued)

Transactions with related parties

The Company and certain of its subsidiaries regularly engage in transactions with related parties. The Company’s related parties include Loral and Red Isle.

During the periods presented below, the Company and its subsidiaries entered into the following transactions with related parties.

	Sale of goods and services		Purchase of goods and services
Three months ended September 30,	2015	2014	2015	2014
Loral
Revenue	$33	$27	$—	$—
Operating expenses	—	—	1,911	1,650
Red Isle	—	—	—	—

	Sale of goods and services, interest income		Purchase of goods and services, interest expense
Nine months ended September 30,	2015	2014	2015	2014
Loral
Revenue	$95	$186	$—	$—
Operating expenses	—	—	5,593	4,959
Interest and other income/expenses	—	—	—	1,070
Red Isle	—	—	—	—

The following balances were outstanding at the end of the periods presented below:

	Amounts owed by related parties		Amounts owed to related parties
As at	September 30, 2015	December 31, 2014	September 30, 2015	December 31, 2014
Loral
Current receivables/payables	$—	$178	$361	$293
Red Isle	—	—	—	—

The amounts outstanding are unsecured and will be settled in cash.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and nine months ended September 30, 2015 were $2.5 million and $6.5 million, respectively (September 30, 2014 — $2.3 million and $8.0 million, respectively).

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

17. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The 6.0% Senior Notes were co-issued by Telesat LLC and Telesat Canada, (“the Issuers”) which are 100% owned subsidiaries of Telesat and Telesat Interco Inc., and were guaranteed fully and unconditionally, on a joint and several basis, by Telesat and the Guarantors.

The condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat and Telesat Interco Inc. in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

The comparative condensed consolidating financial information has been restated to present the financial information of Telesat Interco Inc., separately from the other Guarantors as Telesat Interco Inc. is a parent Guarantor.

A change in the accounting policies for the year ended December 31, 2014, has resulted in a restatement of comparative figures in the statements of cash flows for 2014. For more on the impact of the changes, refer to Note 3.

A change in accounting policy was also made for the presentation of the loss on foreign exchange on the statements of cash flows. For more information on the impact of the change, refer to Note 3.

A restatement of comparative figures, for the issuance and repayment of loans between Telesat, Telesat Canada, Guarantor subsidiaries and Non-Guarantor subsidiaries, is reflected in the statements of cash flows for 2014 to conform with the presentation adopted in the nine months ended September 30, 2015.

A restatement of comparative figures was also performed for the treatment of capitalized interest and corresponding depreciation and foreign currency translation adjustment for 2014 to conform with the presentation adopted in the nine months ended September 30, 2015.

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of (Loss) Income
For the three months ended September 30, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$232,077	$35,540	$4,346	$(29,743)	$242,220
Operating expenses	—	—	—	(37,630)	(31,317)	(4,985)	29,743	(44,189)
	—	—	—	194,447	4,223	(639)	—	198,031
Depreciation	—	—	—	(43,702)	(7,821)	(23)	(39)	(51,585)
Amortization	—	—	—	(6,456)	(452)	—	—	(6,908)
Other operating (losses) gains, net	—	—	—	(12)	3	—	—	(9)
Operating income (loss)	—	—	—	144,277	(4,047)	(662)	(39)	139,529
Loss from equity investments	(141,825)	(141,825)	—	(20,022)	(634)	—	304,306	—
Interest expense	—	—	—	(48,577)	(208)	—	2,468	(46,317)
Interest and other income (expenses)	—	—	—	829	279	(11)	—	1,097
Loss on changes in fair value of financial instruments	—	—	—	(6,174)	—	—	—	(6,174)
(Loss) gain on foreign exchange	(2)	—	—	(186,104)	(30,710)	9,443	—	(207,373)
(Loss) income before tax	(141,827)	(141,825)	—	(115,771)	(35,320)	8,770	306,735	(119,238)
Tax (expense) recovery	—	—	—	(26,054)	5,893	1	—	(20,160)
Net (loss) income	$(141,827)	$(141,825)	$—	$(141,825)	$(29,427)	$8,771	$306,735	$(139,398)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the three months ended September 30, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net (loss) income	$(141,827)	$(141,825)	$—	$(141,825)	$(29,427)	$8,771	$306,735	$(139,398)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	24,651	(64)	718	25,305
Other comprehensive income (loss) from equity investments	24,587	24,587	—	24,587	(64)	—	(73,697)	—
Other comprehensive income (loss)	24,587	24,587	—	24,587	24,587	(64)	(72,979)	25,305
Total comprehensive (loss) income	$(117,240)	$(117,238)	$—	$(117,238)	$(4,840)	$8,707	$233,756	$(114,093)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of (Loss) Income
For the three months ended September 30, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$206,246	$39,387	$4,263	$(22,099)	$227,797
Operating expenses	—	—	—	(35,605)	(30,739)	(4,809)	22,099	(49,054)
	—	—	—	170,641	8,648	(546)	—	178,743
Depreciation	—	—	—	(46,167)	(7,806)	(26)	(39)	(54,038)
Amortization	—	—	—	(7,246)	(440)	—	—	(7,686)
Other operating (losses) gains, net	—	—	—	(194)	16	—	—	(178)
Operating income (loss)	—	—	—	117,034	418	(572)	(39)	116,841
(Loss) income from equity investments	(42,452)	(42,452)	—	1,476	(3,408)	—	86,836	—
Interest (expense) income	—	—	—	(54,208)	(119)	2	1,299	(53,026)
Interest and other income (expenses)	—	—	—	825	85	(2)	—	908
Gain on changes in fair value of financial instruments	—	—	—	36,420	—	—	—	36,420
(Loss) gain on foreign exchange	—	—	—	(126,610)	(44)	3,083	—	(123,571)
(Loss) income before tax	(42,452)	(42,452)	—	(25,063)	(3,068)	2,511	88,096	(22,428)
Tax (expense) recovery	—	—	—	(17,389)	(1,506)	131	—	(18,764)
Net (loss) income	$(42,452)	$(42,452)	$—	$(42,452)	$(4,574)	$2,642	$88,096	$(41,192)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the three months ended September 30, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net (loss) income	$(42,452)	$(42,452)	$—	$(42,452)	$(4,574)	$2,642	$88,096	$(41,192)
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	(10,030)	3,388	149	(6,493)
Other comprehensive (loss) income from equity investments	(6,642)	(6,642)	—	(6,642)	3,388	—	16,538	—
Other comprehensive (loss) income	(6,642)	(6,642)	—	(6,642)	(6,642)	3,388	16,687	(6,493)
Total comprehensive (loss) income	$(49,094)	$(49,094)	$—	$(49,094)	$(11,216)	$6,030	$104,783	$(47,685)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of (Loss) Income
For the nine months ended September 30, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$665,021	$105,966	$13,364	$(86,132)	$698,219
Operating expenses	—	—	—	(112,475)	(92,720)	(13,873)	86,132	(132,936)
	—	—	—	552,546	13,246	(509)	—	565,283
Depreciation	—	—	—	(131,896)	(23,546)	(71)	(117)	(155,630)
Amortization	—	—	—	(19,369)	(1,633)	—	—	(21,002)
Other operating (losses) gains, net	—	—	—	(42)	16	(9)	—	(35)
Operating income (loss)	—	—	—	401,239	(11,917)	(589)	(117)	388,616
Loss from equity investments	(243,848)	(243,848)	—	(32,215)	(659)	—	520,570	—
Interest expense	—	—	—	(142,254)	(777)	—	6,512	(136,519)
Interest and other income	—	—	—	2,112	665	17	—	2,794
Loss on changes in fair value of financial instruments	—	—	—	(13,986)	—	—	—	(13,986)
(Loss) gain on foreign exchange	(3)	—	—	(391,549)	(42,520)	19,421	—	(414,651)
(Loss) income before tax	(243,851)	(243,848)	—	(176,653)	(55,208)	18,849	526,965	(173,746)
Tax (expense) recovery	—	—	—	(67,195)	3,565	(80)	—	(63,710)
Net (loss) income	$(243,851)	$(243,848)	$—	$(243,848)	$(51,643)	$18,769	$526,965	$(237,456)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive (Loss) Income
For the nine months ended September 30, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net (loss) income	$(243,851)	$(243,848)	$—	$(243,848)	$(51,643)	$18,769	$526,965	$(237,456)
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	26,660	(43)	1,163	27,780
Other comprehensive income (loss) from equity investments	26,617	26,617	—	26,617	(43)	—	(79,808)	—
Other comprehensive income (loss)	26,617	26,617	—	26,617	26,617	(43)	(78,645)	27,780
Total comprehensive (loss) income	$(217,234)	$(217,231)	$—	$(217,231)	$(25,026)	$18,726	$448,320	$(209,676)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Income (Loss)
For the nine months ended September 30, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$643,193	$119,550	$13,485	$(80,832)	$695,396
Operating expenses	—	—	—	(113,590)	(95,093)	(14,002)	80,832	(141,853)
	—	—	—	529,603	24,457	(517)	—	553,543
Depreciation	—	—	—	(138,679)	(23,431)	(92)	(117)	(162,319)
Amortization	—	—	—	(21,739)	(1,418)	—	—	(23,157)
Other operating (losses) gains, net	—	—	—	(259)	17	(4)	—	(246)
Operating income (loss)	—	—	—	368,926	(375)	(613)	(117)	367,821
Income (loss) from equity investments	36,062	36,062	—	(1,629)	(3,033)	—	(67,462)	—
Interest expense	—	—	—	(162,251)	(340)	(362)	2,892	(160,061)
Interest and other income (expenses)	—	—	—	847	2,902	(471)	—	3,278
Gain on changes in fair value of financial instruments	—	—	—	24,048	—	—	—	24,048
(Loss) gain on foreign exchange	—	—	—	(141,536)	(1,547)	3,650	—	(139,433)
Income (loss) before tax	36,062	36,062	—	88,405	(2,393)	2,204	(64,687)	95,653
Tax expense	—	—	—	(52,343)	(4,395)	(78)	—	(56,816)
Net income (loss)	$36,062	$36,062	$—	$36,062	$(6,788)	$2,126	$(64,687)	$38,837

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Comprehensive Income (Loss)
For the nine months ended September 30, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$36,062	$36,062	$—	$36,062	$(6,788)	$2,126	$(64,687)	$38,837
Other comprehensive (loss) income
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	—	—	—	—	(4,158)	3,180	112	(866)
Other comprehensive (loss) income from equity investments	(978)	(978)	—	(978)	3,180	—	(246)	—
Other comprehensive (loss) income	(978)	(978)	—	(978)	(978)	3,180	(134)	(866)
Total comprehensive income (loss)	$35,084	$35,084	$—	$35,084	$(7,766)	$5,306	$(64,821)	$37,971

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)

Condensed Consolidating Balance Sheets
As at September 30, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$670,543	$46,605	$3,022	$—	$720,170
Trade and other receivables	—	—	—	31,502	12,242	1,297	—	45,041
Other current financial assets	—	—	—	107	1,002	56	—	1,165
Intercompany receivables	—	—	—	357,240	149,182	189,398	(695,820)	—
Prepaid expenses and other current assets	—	—	—	13,276	5,055	120	—	18,451
Total current assets	—	—	—	1,072,668	214,086	193,893	(695,820)	784,827
Satellites, property and other equipment	—	—	—	1,351,267	422,716	535	14,699	1,789,217
Deferred tax assets	—	—	—	—	8,044	227	(964)	7,307
Other long-term financial assets	—	—	—	26,924	1,338	535	—	28,797
Other long-term assets	—	—	—	12,541	322	—	—	12,863
Intangible assets	—	—	—	760,695	55,813	—	—	816,508
Investment in affiliates	941,163	941,163	—	1,294,411	24,564	—	(3,201,301)	—
Goodwill	—	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$941,163	$941,163	$—	$6,596,562	$1,070,759	$219,861	$(3,883,386)	$5,886,122
Liabilities
Trade and other payables	$—	$—	$—	$10,003	$7,550	$967	$—	$18,520
Other current financial liabilities	—	—	—	55,487	1,355	1,541	—	58,383
Intercompany payables	30,493	—	—	207,991	415,583	41,753	(695,820)	—
Other current liabilities	—	—	—	80,499	1,144	—	—	81,643
Current indebtedness	—	—	—	80,271	—	—	—	80,271
Total current liabilities	30,493	—	—	434,251	425,632	44,261	(695,820)	238,817
Long-term indebtedness	—	—	—	3,861,650	—	—	—	3,861,650
Deferred tax liabilities	—	—	—	472,444	—	—	(964)	471,480
Other long-term financial liabilities	—	—	—	72,004	6,729	344	—	79,077
Other long-term liabilities	—	—	—	292,602	17,120	7	—	309,729
Total liabilities	30,493	—	—	5,132,951	449,481	44,612	(696,784)	4,960,753
Shareholders’ Equity	910,670	941,163	—	1,463,611	621,278	175,249	(3,186,602)	925,369
Total liabilities and shareholders’ equity	$941,163	$941,163	$—	$6,596,562	$1,070,759	$219,861	$(3,883,386)	$5,886,122

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)
September 30, 2015
(unaudited)

Condensed Consolidating Balance Sheets
As at December 31, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$—	$—	$—	$450,280	$44,188	$2,888	$—	$497,356
Trade and other receivables	—	—	—	31,419	16,497	1,618	—	49,534
Other current financial assets	—	—	—	25	687	53	—	765
Intercompany receivables	—	—	—	366,317	174,888	167,251	(708,456)	—
Prepaid expenses and other current assets	—	—	—	12,099	4,987	127	(11)	17,202
Total current assets	—	—	—	860,140	241,247	171,937	(708,467)	564,857
Satellites, property and other equipment	—	—	—	1,479,324	374,172	378	7,141	1,861,015
Deferred tax assets	—	—	—	—	3,183	—	—	3,183
Other long-term financial assets	—	—	—	36,509	1,466	467	—	38,442
Other long-term assets	—	—	—	2,817	1,080	134	(861)	3,170
Intangible assets	—	—	—	769,780	50,792	—	—	820,572
Investment in affiliates	1,154,518	1,154,518	—	1,244,606	25,266	261	(3,579,169)	—
Goodwill	—	—	—	2,078,056	343,876	24,671	—	2,446,603
Total assets	$1,154,518	$1,154,518	$—	$6,471,232	$1,041,082	$197,848	$(4,281,356)	$5,737,842
Liabilities
Trade and other payables	$—	$—	$—	$13,838	$21,528	$1,348	$—	$36,714
Other current financial liabilities	—	—	—	32,539	1,705	1,389	—	35,633
Intercompany payables	30,491	—	—	226,280	413,455	38,230	(708,456)	—
Other current liabilities	—	—	—	120,951	3,203	—	(9)	124,145
Current indebtedness	—	—	—	58,820	2	—	—	58,822
Total current liabilities	30,491	—	—	452,428	439,893	40,967	(708,465)	255,314
Long-term indebtedness	—	—	—	3,486,857	—	—	—	3,486,857
Deferred tax liabilities	—	—	—	485,619	—	—	(861)	484,758
Other long-term financial liabilities	—	—	—	54,698	5,964	91	—	60,753
Other long-term liabilities	—	—	—	314,665	4,321	6	—	318,992
Total liabilities	30,491	—	—	4,794,267	450,178	41,064	(709,326)	4,606,674
Shareholders’ Equity	1,124,027	1,154,518	—	1,676,965	590,904	156,784	(3,572,030)	1,131,168
Total liabilities and shareholders’ equity	$1,154,518	$1,154,518	$—	$6,471,232	$1,041,082	$197,848	$(4,281,356)	$5,737,842

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
September 30, 2015
(all amounts in thousands of Canadian dollars, except where otherwise noted)
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2015

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from operating activities
Net (loss) income	$(243,851)	$(243,848)	$—	$(243,848)	$(51,643)	$18,769	$526,965	$(237,456)
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	—	—	—	131,896	23,546	71	117	155,630
Amortization	—	—	—	19,369	1,633	—	—	21,002
Tax expense (recovery)	—	—	—	67,195	(3,565)	80	—	63,710
Interest expense	—	—	—	142,254	777	—	(6,512)	136,519
Interest income	—	—	—	(2,290)	(533)	(12)	—	(2,835)
Loss (gain) on foreign exchange	3	—	—	391,549	42,520	(19,421)	—	414,651
Loss on changes in fair value of financial instruments	—	—	—	13,986	—	—	—	13,986
Share-based compensation	—	—	—	2,599	1,278	—	—	3,877
Loss from equity investments	243,848	243,848	—	32,215	659	—	(520,570)	—
Loss (gain) on disposal of assets	—	—	—	42	(16)	9	—	35
Other	—	—	—	(29,122)	56	(33)	—	(29,099)
Income taxes paid, net of income taxes received	—	—	—	(124,832)	(781)	(80)	—	(125,693)
Interest paid, net of capitalized interest and interest received	—	—	—	(109,973)	(66)	11	6,512	(103,516)
Operating assets and liabilities	—	—	—	(6,389)	15,881	668	—	10,160
Net cash from operating activities	$—	$—	$—	$284,651	$29,746	$62	$6,512	$320,971
Cash flows used in investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$—	$(57,933)	$—	$(6,512)	$(64,445)
Purchase of other property and equipment	—	—	—	(4,888)	(1,949)	(203)	—	(7,040)
Purchase of intangible assets	—	—	—	—	(5)	—	—	(5)
Repayment of loans from affiliates	—	—	—	15,300	—	—	(15,300)	—
Loans to affiliates	—	—	—	(1,289)	—	—	1,289	—
Return of capital to shareholder	—	—	—	4,800	—	—	(4,800)	—
Investment in affiliates	—	—	—	(58,922)	—	—	58,922	—
Net cash used in investing activities	$—	$—	$—	$(44,999)	$(59,887)	$(203)	$33,599	$(71,490)
Cash flows (used in) from financing activities
Repayment of indebtedness	$—	$—	$—	$(55,182)	$—	$—	$—	$(55,182)
Satellite performance incentive payments	—	—	—	(4,869)	(47)	—	—	(4,916)
Repayment of loans to affiliates	—	—	—	—	(15,300)	—	15,300	—
Loans from affiliates	—	—	—	—	1,280	9	(1,289)	—
Return of capital to shareholder	—	—	—	—	(4,800)	—	4,800	—
Proceeds from issuance of share capital	—	—	—	—	58,922	—	(58,922)	—
Net cash (used in) from financing activities	$—	$—	$—	$(60,051)	$40,055	$9	$(40,111)	$(60,098)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$40,662	$(7,497)	$266	$—	$33,431
Increase in cash and cash equivalents	$—	$—	$—	$220,263	$2,417	$134	$—	$222,814
Cash and cash equivalents, beginning of period	—	—	—	450,280	44,188	2,888	—	497,356
Cash and cash equivalents, end of period	$—	$—	$—	$670,543	$46,605	$3,022	$—	$720,170

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)
September 30, 2015
(unaudited)

Condensed Consolidating Statements of Cash Flows
For the nine months ended September 30, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) from operating activities
Net income (loss)	$36,062	$36,062	$—	$36,062	$(6,788)	$2,126	$(64,687)	$38,837
Adjustments to reconcile net income (loss) to cash flows (used in) from operating activities
Depreciation	—	—	—	138,679	23,431	92	117	162,319
Amortization	—	—	—	21,739	1,418	—	—	23,157
Tax expense	—	—	—	52,343	4,395	78	—	56,816
Interest expense	—	—	—	162,251	340	362	(2,892)	160,061
Interest income	—	—	—	(1,670)	(247)	(225)	—	(2,142)
Loss (gain) on foreign exchange	—	—	—	141,536	1,547	(3,650)	—	139,433
Gain on changes in fair value of financial instruments	—	—	—	(24,048)	—	—	—	(24,048)
Share-based compensation	—	—	—	7,046	880	354	—	8,280
(Income) loss from equity investments	(36,062)	(36,062)	—	1,629	3,033	—	67,462	—
Loss (gain) on disposal of assets	—	—	—	259	(17)	4	—	246
Other	—	—	—	(39,015)	(79)	(171)	—	(39,265)
Income taxes paid, net of income taxes received	—	—	—	(67,511)	(1,523)	(9)	—	(69,043)
Interest paid, net of capitalized interest and interest received	—	—	—	(134,949)	55	(134)	2,892	(132,136)
Operating assets and liabilities	(103)	—	—	(26,495)	7,767	7,807	—	(11,024)
Net cash (used in) from operating activities	$(103)	$—	$—	$267,856	$34,212	$6,634	$2,892	$311,491
Cash flows used in investing activities
Satellite programs, including capitalized interest	$—	$—	$—	$—	$(54,444)	$—	$(2,892)	$(57,336)
Purchase of other property and equipment	—	—	—	(7,143)	(581)	(17)	—	(7,741)
Purchase of intangible assets	—	—	—	—	(75)	—	—	(75)
Proceeds from sale of assets	—	—	—	311	—	—	—	311
Repayment of loans from affiliates	—	—	—	9,000	—	63	(9,063)	—
Loans to affiliates	—	—	—	(1,181)	—	(5,793)	6,974	—
Return of capital from subsidiary	—	—	—	5,253	—	—	(5,253)	—
Investment in affiliates	—	—	—	(56,294)	—	—	56,294	—
Net cash used in investing activities	$—	$—	$—	$(50,054)	$(55,100)	$(5,747)	$46,060	$(64,841)

Telesat Holdings Inc.

Notes to the Condensed Consolidated Interim Financial Statements
(all amounts in thousands of Canadian dollars, except where otherwise noted)
September 30, 2015
(unaudited)

Condensed Consolidating Statements of Cash Flows – (continued)
For the nine months ended September 30, 2014

	Telesat Holdings Inc.	Telesat Interco Inc.	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) financing activities
Repayment of indebtedness	$—	$—	$—	$(52,860)	$—	$—	$—	$(52,860)
Proceeds from the exercise of stock options	103	—	—	—	—	—	—	103
Settlement of derivatives	—	—	—	(542)	—	—	—	(542)
Dividends paid on preferred shares	(10)	—	—	—	—	—	—	(10)
Satellite performance incentive payments	—	—	—	(3,708)	(26)	—	—	(3,734)
Repayment of loans to affiliates	—	—	—	(63)	(9,000)	—	9,063	—
Loans from affiliates	10	—	—	5,793	1,171	—	(6,974)	—
Return of capital to shareholder	—	—	—	—	(5,253)	—	5,253	—
Proceeds from issuance of share capital	—	—	—	—	56,294	—	(56,294)	—
Net cash from (used in) financing activities	$103	$—	$—	$(51,380)	$43,186	$—	$(48,952)	$(57,043)
Effect of changes in exchange rates on cash and cash equivalents	$—	$—	$—	$10,968	$(941)	$94	$—	$10,121
Increase in cash and cash equivalents	$—	$—	$—	$177,390	$21,357	$981	$—	$199,728
Cash and cash equivalents, beginning of period	—	—	—	284,231	13,008	1,474	—	298,713
Cash and cash equivalents, end of period	$—	$—	$—	$461,621	$34,365	$2,455	$—	$498,441

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements beginning at Page 1 of this Quarterly Report. As used in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), unless the context states or requires otherwise, references to “Telesat”, “Company”, “we”, “our” and “us” refer to Telesat Holdings Inc. and its subsidiaries. Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Holdings Inc.’s unaudited condensed consolidated interim financial statements included herein.

The dollar amounts presented in this Quarterly Report are in Canadian dollars unless otherwise specified. On September 30, 2015, the Bloomberg exchange rate was USD $1 = CAD $1.3313. The average exchange rate for the three months ended September 30, 2015, was USD $1 = CAD $1.2908.

The financial information presented herein has been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The information contained in this MD&A takes into account information available up to October 28, 2015, unless otherwise noted.

Forward-Looking Statements Safe Harbor

This Quarterly Report contains statements that are not based on historical fact and are “forward-looking statements” as that term is defined in the Private Securities Litigation Reform Act of 1995. In addition, we or our representatives have made and may continue to make forward-looking statements, orally or in writing, in other contexts. These forward-looking statements can be identified by the use of words such as “believes”, “expects”, “plans”, “may”, “will”, “would”, “could”, “should”, “anticipates”, “estimates”, “well positioned”, “project”, “targeted”, “intend”, “pursue” or “outlook” or other variations of these words. These statements or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on February 26, 2015 as well as Telesat Holdings Inc.’s other filings with the SEC which can be obtained on the SEC’s website at http://www.sec.gov. Readers are specifically referred to those documents. Known risks and uncertainties include but are not limited to: (1) financial risks, including economic downturns, restrictions imposed by covenants contained in the agreements governing our debt, our leverage, volatility in exchange rates, and our dependence on a few large customers for a significant proportion of our revenue; (2) risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to obtain or renew satellite insurance at all or on reasonable terms, and competition from other providers of telecommunication services; (3) risks associated with domestic and foreign government regulation; and (4) other risks, including potential conflicts of interest with our significant shareholders, litigation, and market risks. The foregoing list of important factors is not exhaustive. The information contained in this Quarterly Report reflects our beliefs, assumptions, intentions, plans and expectations as of the date of this report. We undertake no obligation to update any forward-looking statements.

OVERVIEW OF THE BUSINESS

We are a leading global fixed satellite services operator, with offices and facilities around the world. We provide our satellite and communication services from a fleet of satellites that occupy Canadian and other orbital locations. We are organized into one operating segment, the satellite services business; however, we provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance. We have been able to generate a large contracted revenue backlog by entering into long-term contracts with some of our customers for all or substantially all of a satellite’s life. Historically, this has resulted in revenue from the satellite services business being fairly predictable.

At September 30, 2015, we provided satellite services to customers from our fleet of 14 in-orbit satellites. In addition, we own the Canadian payload on the ViaSat-1 satellite and have another satellite, Telstar 12 VANTAGE, expected to be launched in the fourth quarter of this year. We also manage the operations of additional satellites for third parties.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue when earned, as services are rendered or as products are delivered to customers. For us to recognize revenue, there must be evidence that an arrangement exists, the amount of revenue must be fixed or determinable and our ability to collect must be reasonably assured. In particular, broadcast and some enterprise revenue is generally billed in advance to customers and recognized in the month for which the service is rendered. Consulting revenue for cost-plus contracts is recognized after the work has been completed and accepted by the customer. The percentage of completion method is used to recognize consulting revenue for fixed price contracts.

Expenses

Our operating expenses consist of labor, the cost of which has historically been relatively stable, and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we take advantage of growth opportunities through the addition of satellites to our fleet, we believe we can increase revenue with relatively smaller increases in operating expenses.

Interest expense continues to be significant and arises principally from our Senior Secured Credit Facilities and our Senior Notes. Non-cash foreign exchange gains or losses incurred on the translation of our U.S. dollar denominated debt and the gains or losses on financial instruments resulting from variations in the fair value of interest rate swaps, the prepayment option on our Senior Notes and embedded derivatives related to the interest rate floors included on our Canadian and U.S. Term Loan B Facilities remain significant components of our total expenses.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable orbital locations, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual revenue backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and the planned Telstar 12 VANTAGE satellite (which is expected to be launched in the fourth quarter 2015) and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

We believe we are well-positioned to serve our customers and the markets in which we participate. We actively pursue opportunities to develop new satellites, particularly in conjunction with current or prospective customers who will commit to long-term service agreements prior to the time the satellite construction contract is signed. Although we regularly pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity. We anticipate that the relatively fixed cost nature of our business, combined with increasing demand for satellite services, will over time produce growth in our operating income and cash flows.

For the remainder of 2015, we remain focused on increasing the utilization of our existing satellites, the launch of Telstar 12 VANTAGE, identifying and pursuing opportunities to expand our satellite fleet, and maintaining our operating discipline.

RECENT DEVELOPMENTS

In July 2015, Loral Space & Communications Inc. and its subsidiaries delivered a notice to Telesat indicating that they were exercising their rights under the Telesat Holdco Shareholders Agreement to require Telesat to conduct an initial public offering (a “Telesat IPO”). There can be no assurance as to whether, when or on what terms a Telesat IPO may occur.

RESULTS OF OPERATIONS

Review of financial performance

Our significant revenue backlog arising from long-term customer contracts protects us, to a certain extent, from short-term market fluctuations. With our Telstar 12 VANTAGE satellite expected to be launched in the fourth quarter of this year, and with growing demand for satellite services, we believe we are well positioned to over time strengthen our overall financial performance.

Our net loss for the three months ended September 30, 2015, was $139 million compared to a net loss of $41 million for the same period in the prior year. Results were positively impacted by higher operating income and lower interest expense; however these positive impacts were more than offset by the negative impact of the weaker Canadian dollar on the translation of our U.S. dollar denominated debt, changes in the fair value of our financial instruments and a higher tax expense.

Below are the foreign exchange rates used for our condensed consolidated interim financial statements and this MD&A:

	Q2 2015	Q3 2015	Q3 YTD 2015	September 30, 2015
USD to CAD spot rate	—	—	—	1.3313
USD to CAD average rates	1.2406	1.2908	1.2534	—

	Q2 2014	Q3 2014	Q3 YTD 2014	December 31, 2014
USD to CAD spot rate	—	—	—	1.1621
USD to CAD average rates	1.0953	1.0818	1.0903	—

December 31, 2013
USD to CAD spot rate	1.0623

Revenue

(in millions of Canadian dollars except percentages)	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
	2015	2014		2015	2014
Broadcast	$123	$117	5%	$365	$351	4%
Enterprise	114	106	8%	315	327	(4)%
Consulting and other	5	5	—%	18	17	6%
Total revenue	$242	$228	6%	$698	$695	—%

Total revenue for the three months ended September 30, 2015, increased by $14 million to $242 million compared to $228 million earned over the same period in the prior year. Revenue for the nine months ended September 30, 2015, was $698 million, which represents an increase of $3 million compared to $695 million of revenue earned during the same period in the prior year.

Revenue from Broadcast services increased by $6 million for the three months ended September 30, 2015, and by $14 million for the nine months ended September 30, 2015, when compared to the same periods in the prior year. The increases for the three and nine months ended September 30, 2015, were mainly due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue resulting from a stronger U.S. dollar relative to the Canadian dollar when compared to the same periods in 2014.

Revenue from Enterprise services increased by $8 million for the three months ended September 30, 2015, and decreased by $12 million for the nine months ended September 30, 2015, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2015, was primarily due to a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue, as well as revenue from short-term services provided to another satellite operator. The increase was partially offset by lower revenue from other areas, principally the energy and resource industries. The decrease for the nine months ended September 30, 2015, was primarily due to a reduction in revenue from short-term services provided to other satellite operators, as well as lower revenue from customers in the energy and resource industries and lower equipment sales compared to the same period in 2014. The decrease was partially offset by a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue over the first three quarters of 2015 when compared to the same period in the prior year.

Consulting and other revenue remained constant for the three months ended September 30, 2015, and increased by $1 million for the nine months ended September 30, 2015, when compared to the same periods in the prior year. The increase for the nine months ended September 30, 2015, was mainly the result of a favorable foreign exchange impact on the conversion of our U.S. dollar denominated revenue over the first three quarters of 2015 when compared to the same period in the prior year.

Expenses

(in millions of Canadian dollars except percentages)	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
	2015	2014		2015	2014
Depreciation	$52	$54	(4)%	$156	$162	(4)%
Amortization	7	8	(13)%	21	23	(9)%
Other operating losses	—	—	—%	—	1	(100)%
Operating expenses	44	49	(10)%	133	142	(6)%
Total expenses	$103	$111	(7)%	$310	$328	(5)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $2 million and $6 million, for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year. The decreases in both periods were primarily due to the end of the useful life, for accounting purposes, of our Nimiq 2 satellite in February 2015.

Amortization

Amortization of intangible assets decreased by $1 million and $2 million, for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year. The decreases in both periods were primarily due to lower amortization for intangible assets related to revenue backlog as certain contracts were completed.

Other Operating Losses

Other operating losses mainly relate to losses recorded on the disposition of long-lived assets in 2014.

Operating Expenses

(in millions of Canadian dollars except percentages)	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
	2015	2014		2015	2014
Compensation and employee benefits	$15	$18	(17)%	$50	$54	(7)%
Other operating expenses	10	11	(9)%	30	32	(6)%
Cost of sales	19	20	(5)%	53	56	(5)%
Total operating expenses	$44	$49	(10)%	$133	$142	(6)%

Total operating expenses decreased by $5 million and $9 million for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year. Operating expenses consisted of compensation and employee benefits, other operating expenses, such as marketing, general and administration expenses, and cost of sales.

Compensation and employee benefits decreased by $3 million and $4 million for the three and nine months ended September 30, 2015, in comparison with the same periods in the prior year. The decreases in both periods were primarily due to a decrease in share-based compensation.

Other operating expenses decreased by $1 million and $2 million for the three and nine months ended September 30, 2015. The decreases in both periods were primarily due to a lower in-orbit insurance expense and a lower bad debt expense, partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses resulting from a weaker Canadian dollar relative to the U.S. dollar in the three and nine months ended September 30, 2015, compared to the same periods in 2014.

Cost of sales decreased by $1 million and $3 million for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year. The decreases in both periods were mainly the result of lower equipment sales and lower enterprise revenues, partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated expenses relative to the same periods in 2014.

Interest Expense

(in millions of Canadian dollars except percentages)	Three months ended September 30,		% Increase (Decrease)	Nine months ended September 30,		% Increase (Decrease)
	2015	2014		2015	2014
Debt service costs	$47	$53	(11)%	$138	$159	(13)%
Interest expense on performance incentive payments	1	1	—%	3	3	—%
Interest expense on employee benefit plans	—	—	—%	2	1	100%
Capitalized interest	(2)	(1)	100%	(6)	(3)	100%
Total interest expense	$46	$53	(13)%	$137	$160	(14)%

Interest expense included interest related to our debt, net of capitalized interest, as well as, interest related to our derivative instruments, performance incentive payments and employee benefit plans.

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $6 million and $21 million for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year. The decreases in debt service costs for both periods were primarily due to the maturity of our cross-currency basis swaps and three of our interest rate swaps in October 2014 and one in June 2015. These decreases were partially offset by an unfavorable foreign exchange impact on the conversion of our U.S. dollar denominated interest expense resulting from a weaker Canadian dollar relative to the U.S. dollar in the three and nine months ended September 30, 2015, compared to the same periods in 2014. Interest on performance incentive payments remained constant for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year. Interest on employee benefit plans remained constant for the three months ended September 30, 2015, and increased by $1 million for the nine months ended September 30, 2015, when compared to the same periods in the prior year. The increase for the nine months ended September 30, 2015 was primarily due to an increase in the liabilities related to employee benefit plans. Capitalized interest increased by $1 million and $3 million for the three and nine months ended September 30, 2015, when compared to the same periods in the prior year, primarily due to an increase in accumulated capital expenditures related to our satellite under construction.

Interest and Other Income

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Interest and other income	$1	$1	$3	$3

Interest and other income were mainly related to interest income on cash and short-term investments.

Foreign Exchange and Derivatives

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
(Loss) gain on changes in fair value of financial instruments	$(6)	$36	$(14)	$24
Loss on foreign exchange	$(207)	$(124)	$(415)	$(139)

The $6 million loss on changes in fair value of financial instruments in the three months ended September 30, 2015, represented a negative change of $42 million compared to the same period in the prior year. The loss on changes in fair value of financial instruments reflects changes in the fair values of our interest rate swaps, interest rate floors, and the prepayment option on our Senior Notes, as a result of changes in key economic variables, such as foreign exchange rates, credit spreads and swap rates. The negative change for the three months ended September 30, 2015 was due to the impact of our cross-currency basis swaps, three interest rate swaps and forward foreign exchange contract which were all settled in October 2014, as well as changes in fair value of the interest rate floors and the prepayment option on our Senior Notes.

The $14 million loss on changes in fair value of financial instruments in the nine months ended September 30, 2015, represented a negative change of $38 million compared to the same period in the prior year. This negative change was due to the impact of our cross-currency basis swaps, three interest rate swaps, and forward foreign exchange contract which were all settled in October 2014, as well as changes in the fair value of the interest rate floors and the prepayment option on our Senior Notes.

The foreign exchange loss for the three months ended September 30, 2015, was $207 million compared to a foreign exchange loss of $124 million for the same period in 2014 resulting in an increase in the loss of $83 million. The loss for the three months ended September 30, 2015, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2015 ($1.3313), compared to the spot rate at June 30, 2015 ($1.2494), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The foreign exchange loss for the three months ended September 30, 2014, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2014 ($1.1198), compared to the spot rate at June 30, 2014 ($1.0671), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

The foreign exchange loss for the nine months ended September 30, 2015, was $415 million compared to a foreign exchange loss of $139 million for the same period in the prior year resulting in an increase in the loss of $276 million. The loss for the nine months ended September 30, 2015, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2015 ($1.3313), compared to the spot rate at December 31, 2014 ($1.1621), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt. The loss for the nine months ended September 30, 2014, was mainly due to a stronger U.S. dollar to Canadian dollar spot rate at September 30, 2014 ($1.1198), compared to the spot rate at December 31, 2013 ($1.0623), and the resulting unfavorable impact on the translation of our U.S. dollar denominated debt.

Income Taxes

	Three months ended September 30,		Nine months ended September 30,
(in millions of Canadian dollars)	2015	2014	2015	2014
Current tax expense	$31	$21	$81	$63
Deferred tax recovery	(11)	(2)	(17)	(6)
Total tax expense	$20	$19	$64	$57

The tax expense for the three and nine months ended September 30, 2015, increased by $1 million and $7 million, when compared to the same periods in the prior year. The increase for the three months ended September 30, 2015 was mainly due to higher operating income and lower interest expense, partially offset by the recognition of tax losses from foreign operations. The increase for the nine months ended September 30, 2015 was mainly due to higher operating income and an increase in tax rates, partially offset by the recognition of tax losses from foreign operations and a higher realized loss on foreign exchange in 2015.

Backlog

Contracted revenue backlog represents our expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. The majority of our contracted revenue backlog is generated from contractual agreements for satellite capacity. We do not include revenue beyond the stated expiration date of a contract regardless of the potential for a renewal. As at September 30, 2015, our contracted backlog was approximately $4.5 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience a significant launch delay, launch or in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated contractual revenue from revenue backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand, short-term investments, and funds available under our Revolving Credit Facility.

We expect our backlog to be recognized as follows:

(in millions of Canadian dollars)	Remaining 2015	2016	2017	2018	2019	Thereafter
Backlog	$218	$679	$604	$530	$483	$2,019

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at September 30, 2015, we had $720 million of cash and short-term investments, as well as approximately $140 million of borrowing availability under our Revolving Credit Facility.

Cash Flows from Operating Activities

Cash generated from operating activities for the nine months ended September 30, 2015 was $321 million, a $10 million increase compared to the same period in the prior year. The increase was primarily due to lower interest paid, a higher operating income, and a positive change in working capital, partially offset by higher income taxes paid.

Cash Flows used in Investing Activities

Cash used in investing activities for the nine months ended September 30, 2015 was $71 million. This consisted of $64 million of expenditures on satellite programs, as well as $7 million for other property and equipment.

Cash Flows used in Financing Activities

Cash used in financing activities for the nine months ended September 30, 2015 was $60 million. This was mostly related to mandatory principal repayments made on our Senior Secured Credit Facilities.

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts and high contract renewal rates. We believe cash and short-term investments as at September 30, 2015, cash flows from operating activities, and drawings on the available lines of credit under our Senior Secured Credit Facilities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including our capital requirements and required interest and principal payments on our debt.

The construction of any satellite replacement or expansion program will require significant capital expenditures. We may choose to invest in new satellites to further grow our business. Cash required for current and future satellite construction programs will be funded from some or all of the following: cash and short-term investments, cash flows from operating activities, cash flows from customer prepayments or through borrowings on available lines of credit under our Senior Secured Credit Facilities. In addition, we may sell certain satellite assets and, in accordance with the terms and conditions of our Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under those Senior Secured Credit Facilities. Subject to market conditions and subject to compliance with the terms and conditions of our Senior Secured Credit Facilities and the financial leverage covenant tests therein, we may also have the ability to obtain additional secured or unsecured financing to fund current or future satellite construction. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite construction programs.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our other subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement also requires Telesat Canada and the Guarantors to comply with a maximum senior secured leverage ratio and contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

Our Senior Secured Credit Facilities are comprised of the following facilities:

i — Revolving Credit Facility

Our Revolving Credit Facility (“Revolving Facility”) is a $140 million loan facility available in either Canadian or U.S. dollars, maturing on March 28, 2017. Loans under our Revolving Facility bear interest at a floating rate plus an applicable margin of 2.00% for prime rate and Alternative Base Rate (“ABR”) loans, and 3.00% for Bankers Acceptance (“BA”) and Eurodollar loans. Our Revolving Facility currently has an unused commitment fee of 50 basis points. As at September 30, 2015, other than approximately $0.1 million in drawings related to a letter of credit, there were no borrowings under this facility.

ii — Term Loan A Facility

Our Term Loan A Facility (“TLA Facility”) was initially a $500 million loan maturing on March 28, 2017. As at September 30, 2015, $388 million of this facility was outstanding which represents the full amount available following mandatory repayments. The outstanding borrowings under our TLA Facility currently bear interest at a floating rate of the BA borrowing rate plus an applicable margin of 3.00%. The mandatory principal repayments on our TLA Facility are payable in varying amounts on a quarterly basis.

iii — Term Loan B — Canadian Facility

Our Term Loan B — Canadian Facility (“Canadian TLB Facility”) was initially a $175 million loan maturing on March 28, 2019. As at September 30, 2015, $137 million of this facility was outstanding, which represents the full amount available following mandatory repayments. Our Canadian TLB Facility currently bears interest at a floating rate of the BA borrowing rate, but not less than 1.00%, plus an applicable margin of 3.25%. The mandatory principal repayments on our Canadian TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

iv — Term Loan B — U.S. Facility

Our Term Loan B — U.S. Facility (“U.S. TLB Facility”) was initially a USD $1,725 million loan maturing on March 28, 2019. As at September 30, 2015, USD $1,702 million of this facility was outstanding, which represents the full amount available following mandatory repayments. The outstanding borrowings under our U.S. TLB Facility bear interest at a floating rate of Libor, but not less than 0.75%, plus an applicable margin of 2.75%. The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the original amount of the loan, which must be paid on the last day of each quarter.

The maturity date for each of our Senior Secured Credit Facilities described above will be accelerated if our existing Senior Notes or certain refinancing thereof are not repurchased, redeemed, refinanced or deferred before the date that is 91 days prior to the maturity date of such notes.

Senior Notes

Our Senior Notes, in the amount of USD $900 million, bear interest at an annual rate of 6.0% and are due May 15, 2017. They include covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance, effect mergers with another entity, and redeem our Senior Notes, without penalty, before May 15, 2016, in each case subject to exceptions provided in the Senior Notes indenture.

As at September 30, 2015, we were in compliance with the financial covenants of our Senior Secured Credit Facilities and the indenture governing our Senior Notes.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, Libor, BA rates and the applicable margins of our Senior Secured Credit Facilities and Senior Notes. Our interest expense for the year ending December 31, 2015, is expected to be approximately $172 million.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates.

In 2007, we entered into cross-currency basis swaps to synthetically convert USD $1.0 billion of our U.S. TLB Facility debt into $1.2 billion of debt. In September 2014, we entered into a forward foreign exchange contract to fix the exchange rate on these cross-currency basis swaps. These cross-currency basis swaps and the forward foreign exchange contract matured on October 31, 2014. We have no outstanding currency derivative instruments at September 30, 2015.

At September 30, 2015, we had one interest rate swap to fix interest on $250 million of Canadian dollar denominated debt at a fixed rate of 1.62% (excluding applicable margins) and one interest rate swap to fix interest on $300 million of U.S. dollar denominated debt at a fixed rate of 1.46% (excluding applicable margins). As at September 30, 2015, the fair value of the interest rate swaps was a liability of $3 million. These contracts mature between June 30, 2016 and September 30, 2016.

We also have embedded derivatives that are accounted for separately at fair value. These embedded derivatives are related to a prepayment option included on our Senior Notes, as well as interest rate floors included on our Canadian and U.S. TLB Facilities. At September 30, 2015, the fair value of the embedded derivative related to the prepayment option on our Senior Notes was an asset of $14 million and the fair value of the embedded derivatives related to the interest rate floors was a liability of $22 million. The changes in the fair value of these embedded derivatives are recorded on our condensed consolidated statement of (loss) income as a gain or loss on changes in fair value of financial instruments and are non-cash. The prepayment option on our Senior Notes will expire on its maturity date of May 15, 2017. The interest rate floors on our Canadian and U.S. TLB Facilities will expire on their maturity date of March 28, 2019.

All derivative instruments are measured at fair value.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

CAPITAL EXPENDITURES

We have entered into contracts for the construction and launch of a satellite and other capital expenditures. The outstanding commitments, excluding the contingent liabilities relating to deferred satellite performance incentive payments, associated with these contracts were approximately $103 million as at September 30, 2015. These expenditures may be funded from some or all of the following: cash and short-term investments, cash flow from operating activities, cash flow from customer prepayments or funds available under our Revolving Credit Facility.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings. We periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated debt and cash and short-term investments. In addition, approximately 51% of our revenue, 41% of our operating expenses, 86% of our interest expense, and the majority of our capital expenditures were denominated in U.S. dollars for the nine months ended September 30, 2015.

As a result, the volatility of the U.S. dollar exposes us to foreign exchange risks. At September 30, 2015, we recorded a mainly non-cash foreign exchange loss of approximately $415 million due to a stronger U.S. to Canadian dollar spot rate ($1.3313) compared to December 31, 2014 ($1.1621). Similarly, at September 30, 2014, the U.S. to Canadian dollar spot rate strengthened ($1.1198) as compared to December 31, 2013 ($1.0623), thus resulting in a mainly non-cash foreign exchange loss of approximately $139 million, prior to the impact of hedging instruments.

We use, from time to time, the following instruments to manage our exposure to foreign exchange risk:

•	forward currency contracts to hedge foreign exchange risk on anticipated cash flows, mainly related to the construction of satellites and interest payments; and
•	currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated debt.

Our policy is that we do not use derivative instruments for speculative purposes. At September 30, 2015, we have no forward currency contracts or currency derivative instruments in place.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our indebtedness and cash and short-term investments at September 30, 2015 by $173 million and $20 million, respectively, and increased (decreased) our revenue and our operating expenses for the nine months ended September 30, 2015 by $18 million and $3 million, respectively. This analysis assumes that all other variables remain constant.

Through our U.S. dollar denominated debt, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated debt balances at the beginning of each respective period based on our scheduled debt repayments, and the foreign exchange rate as at September 30, 2015 (US $1 = CAD $1.3313).

(CAD millions, beginning of period)	Q4 2015	2016	2017	2018	2019	Thereafter
U.S. TLB Facility	$2,266.0	$2,260.2	$2,237.0	$2,213.7	$2,190.5	$—
Senior Notes	1,198.2	1,198.2	1,198.2	—	—	—
U.S. dollar denominated debt balances	$3,464.2	$3,458.4	$3,435.2	$2,213.7	$2,190.5	$—

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our debt.

Our policy is that we do not use derivative instruments for speculative purposes. At September 30, 2015, we had two interest rate swaps outstanding to hedge interest on a portion of our debt.

If the interest rates on our un-hedged variable rate debt increased (decreased) by 0.25%, excluding the potential impact of interest rate floors, the result would be an increase (decrease) of $3.5 million to our net loss for the nine months ended September 30, 2015.

Through our debt we are exposed to interest rate fluctuations. The following table contains our existing debt that is exposed to interest rate fluctuations, after the impact of interest rate derivatives, at the beginning of each respective period based on our scheduled debt repayments, derivative maturities and foreign exchange rates as at September 30, 2015.

(CAD millions, beginning of period)	Q4 2015	2016	2017	2018	2019	Thereafter	Fair Value September 30, 2015
CAD denominated (CDOR + spread)	$387.5	$375.0	$300.0	$—	$—	$—
CAD denominated (CDOR with 1.00% floor + spread)	136.5	136.2	134.8	133.4	132.0	—
USD denominated (Libor with 0.75% floor + spread)	2,266.0	2,260.2	2,237.0	2,213.7	2,190.5	—
Debt exposed to variable interest rate	$2,790.0	$2,771.4	$2,671.8	$2,347.1	$2,322.5	$—
Variable to fixed (CAD notional)	$(250.0)	(250.0)	$—	$—	$—	$—	$(1.6)
Weighted average fixed rate (before spread)	1.62%	1.62%	—	—	—	—
Variable to fixed (USD notional)(1)	(399.4)	(399.4)	—	—	—	—	$(1.7)
Weighted average fixed rate (before spread)	1.46%	1.46%	—	—	—	—
Total interest rate derivatives	$(649.4)	(649.4)	$—	$—	$—	$—
Debt exposed to variable interest rate after interest rate derivatives	$2,140.6	$2,122.0	$2,671.8	$2,347.1	$2,322.5	$—

(1)	Variable rate is the greater of 3 month Libor or 1.00%

NON-IFRS MEASURES

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant.

Our Consolidated EBITDA for Covenant Purposes is defined as net income (loss) for Telesat and Restricted Subsidiaries plus interest expense, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued, non-cash charges related to share-based compensation expense and consulting fees payable to Loral Space and Communications Inc. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses. Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are defined as (a) The SpaceConnection, Inc. (b) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS or (2) cash flows from operating activities determined in accordance with IFRS. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of this covenant. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. Because not all companies use identical calculations, this presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net loss, which is an IFRS measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at www.sec.gov.

(in millions of Canadian dollars)	Twelve Months Ended September 30, 2015
Net loss	$(263.1)
Impact of unrestricted subsidiary	(0.5)
Consolidated loss for covenant purposes	(263.6)
Plus:
Income taxes (Note 1)	85.1
Interest expense (Note 1)	178.0
Depreciation and amortization expense (Note 1)	238.5
Non-cash share-based compensation	5.3
Other	14.0
(Decreased) increased by:
Non-cash gains on changes in fair value of financial instruments and swap obligations	(10.9)
Non-cash losses resulting from changes in foreign exchange rates (Note 1)	504.7
Consolidated EBITDA for Covenant Purposes	$751.1
Note 1:	Tax, interest, depreciation and amortization expense for covenant purposes excludes certain specific expenses as defined in the Credit Agreement. Non-cash gains and losses on foreign exchange exclude realized amounts for covenant purposes. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt for Covenant Purposes

Consolidated Total Secured Debt for Covenant Purposes is a non-IFRS measure. We believe that the inclusion of Consolidated Total Secured Debt for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant under our Senior Secured Credit Facilities. We believe the disclosure of the calculation of Consolidated Total Secured Debt for Covenant Purposes provides information that is useful to an investor’s understanding of our compliance with this financial covenant.

The following is a reconciliation of our Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in millions of dollars)	As at September 30, 2015
USD denominated debt
U.S. TLB Facility (USD)	$1,702.1
Senior Notes (USD)	900.0
2,602.1
Foreign exchange adjustment	862.1
Subtotal (CAD)	3,464.2
Deferred financing costs, interest rate floors, prepayment option and premiums	(46.3)
CAD denominated debt
TLA Facility	387.5
Canadian TLB Facility	136.5
Indebtedness	$3,941.9

(in millions of Canadian dollars)
Indebtedness	$3,941.9
less: Unsecured debt (Senior Notes)	(1,198.2)
Adjustments for covenant purposes:
Deferred financing costs, interest rate floors, prepayment option and premiums	46.3
Consolidated Total Secured Debt for Covenant Purposes	$2,790.0

As at September 30, 2015, the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 3.71:1.00, which was less than the maximum test ratio of 5.25:1.00.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of revenue and expenses reported for the period. Actual results could differ from these estimates under different assumptions and conditions. Some of the most significant estimates impact: derivative financial instruments measured at fair value, impairment of goodwill, impairment of intangible assets, impairment of satellites, and income taxes. For more details on these estimates, refer to Note 5 of our audited consolidated financial statements for the year ended December 31, 2014.

ACCOUNTING STANDARDS

We have prepared our consolidated financial statements in accordance with IAS 34. Refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2014 for a complete description of our significant accounting policies.

Recent IFRS Accounting Pronouncements

The IASB periodically issues new accounting standards. The new standards determined to be applicable to us are disclosed below. The remaining standards have been excluded as they are not applicable.

Revenue

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 sets out the requirements for recognizing revenue that apply to all contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 uses a control based approach to recognize revenue which is a change from the risk and reward approach under the current revenue standard. We can elect to use either a full or modified retrospective approach when adopting this standard and it is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 15 on our audited consolidated financial statements.

Financial instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on July 24, 2014, and will replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Impairments of financial assets are determined using a single impairment model that requires entities to recognize expected credit losses without requiring a triggering event to occur. Financial liabilities are measured using one of three measurement approaches (fair value through profit or loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”), or amortized cost). Financial liabilities that are held-for-trading are measured at FVTPL, financial liabilities that are considered available for sale are measured at FVTOCI unless the FVTPL option is elected, while all other financial liabilities are measured at amortized cost unless the fair value option is elected. The treatment of embedded derivatives under the new standard is consistent with IAS 39. This standard is effective for annual periods beginning on or after January 1, 2018. We are currently evaluating the impact of IFRS 9 on our audited consolidated financial statements.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

See Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1. Legal Proceedings

We discuss certain legal proceedings in Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A. Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed with the SEC. There have been no material changes to those risk factors since the filing of that report.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 4. Reserved

Item 5. Other Information

None.

Item 6. Exhibits

None.